FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 4, 2004

Commission File Numbers: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item

1.	Press Release entitled, “ABN AMRO reports full year results: Record net profit EUR 3,161 mln and proposed final dividend up 5 euro cents per share”, dated February 4, 2004.
2.	Consolidated Ratio of Earnings to Fixed Charges.

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

Cautionary Statement regarding Forward-Looking Statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: February 4, 2004	By:	/s/ T de Swaan

		Name:	Drs T de Swaan
		Title:	Member of the Managing Board

	By:	/s/ H. Duijn

		Name:	Mr H. Duijn
		Title:	Secretary Managing Board

Item 1

Further information can be obtained from: Press Relations: +31 20 6288900 Investor Relations: +31 20 6287835 This press release is also available on internet: www.abnamro.com

Amsterdam, 4 February 2004

ABN AMRO reports full year 2003 results:
Record net profit of EUR 3,161 mln and proposed final dividend up 5 euro cents per share

Full year 2003 performance (compared to full year 2002)
➢	Net profit up (31.1%)
➢	Record operating result (EUR 6,208 mln)
➢	Provisioning down (-24.8%)
➢	Substantial improvement in efficiency ratio to 67.0%
➢	Tier 1 ratio (8.15%) beats target for the year
➢	Increase in total dividend to EUR 0.95
➢	Intention to withdraw Dutch preference shares

Fourth quarter 2003 performance (compared to the third quarter of 2003)
➢	Highest ever quarterly net profit (EUR 857 mln)
➢	Revenues up (0.7%)
➢	Increase in expenses (4.3%)

Chairman's Statement
“Our performance in 2003 was very satisfactory and a significant step towards our longer term goals. Our operating result was above EUR 6 bn for the first time in history, driven by higher revenues and stringent cost control across all Strategic Business Units. The substantial improvement of the results of the Wholesale Clients Strategic Business Unit is particularly noteworthy in this regard.

We expect 2004 to be better than 2003 with a continuing improvement in our operating performance and net profit (albeit at a slower pace). Based on our 2003 results and our confidence in 2004, we will propose to shareholders to increase the final dividend from 45 to 50 euro cents, leading to a total dividend of 95 euro cents for the year.”

Key figures group results fourth quarter 2003
(in millions of euros)			quarterly				year

	Q4 2003	Q3 2003	% change	Q4 2002	% change	2003	2002	% change

Operating result	1,528	1,632	(6.4)	1,396	9.5	6,208	5,457	13.8
Provisioning for loan losses	323	303	6.6	384	(15.9)	1,274	1,695	(24.8)
Operating profit before taxes	1,201	1,327	(9.5)	1,009	19.0	4,918	3,713	32.5
Special items, net							(205)
Net profit	857	832	3.0	685	25.1	3,161	2,207	43.2
Net profit excl. special items	857	832	3.0	685	25.1	3,161	2,412	31.1
Earnings per share excl. special items	0.52	0.51	2.0	0.43	20.9	1.94	1.52	27.6
(in euros)
Efficiency ratio	68.6%	66.2%		68.9%		67.0%	70.1%

	31 Dec 03	30 Sep 03	% change	31 Dec 03	31 Dec 02	% change
(in billions of euros)
Total assets	560.4	600.8	(6.7)	560.4	556.0	0.8
Group capital	31.8	31.6	0.6	31.8	30.4	4.6
Risk-weighted assets	223.8	230.9	(3.1)	223.8	229.6	(2.5)

BIS tier 1 ratio	8.15%	7.79%		8.15%	7.48%
BIS capital ratio	11.73%	11.42%		11.73%	11.54%

Letter to the Shareholder

On behalf of the Managing Board, I am writing to you about our performance in 2003.

Although global economic conditions in 2003 certainly improved compared to the previous year, they have nonetheless been challenging. The Euro-zone economies have had a difficult year. The Dutch economy in particular suffered from a recession. The US economy was weak in the first half, but seems to be on a path of sustainable recovery since the third quarter.

Even taking into consideration overall net one-offs in the range of EUR 100 mln, our performance in 2003 was very satisfactory and a significant step towards our longer term goals. Our operating result was above EUR 6 bn for the first time in history, driven by higher revenues and stringent cost control across all Strategic Business Units (SBUs). The substantial improvement of the results of the Wholesale Clients SBU is particularly noteworthy in this regard. In addition, provisioning levels improved significantly on the back of better economic conditions, resulting in a 31.1% increase in net profit to a record high of EUR 3,161 mln. Additionally, we further strengthened our capital position during the year. We now have achieved a tier 1 ratio above 8% a year earlier than promised. We are confident that the tier 1 ratio will not be lower than 8.25%, and the core tier 1 ratio at least 6%, by the end of 2004.

The very good results of 2003 can be attributed first and foremost to our professional and committed staff. The results also reflect effective execution of the group strategy, which is multi-regional with a focus on retail and commercial banking, strongly supported by our international wholesale franchise. We deliver sustainable value to our clients by providing high quality financial solutions that best meet their needs and long term aspirations. To put it differently, we aim to fulfil our clients’ needs of today and ambitions for tomorrow. We further increase the value of our business by leveraging our advantaged product and people capabilities to the benefit of all our clients. This value is also enhanced by sharing expertise and operational excellence across the group and by optimally allocating key resources to the businesses that generate the highest economic value in accordance with our principles of managing for value. Considerable progress has been made in all these areas during the past three years.

During 2004, we will continue to focus the bank on further revenue growth. At the same time, we will have a continued emphasis on cost control. We have created Group Shared Services, which is headed by the recently appointed Chief Operating Officer. The main goal of this unit will be to further bring down our cost base, whilst maintaining and improving operational excellence.

The combination of our strategy and revenue and cost management, as described above, will enable the group to improve its return to shareholders, as a further step towards its long term goal of achieving a top 5 position in its peer group.

As from 1 January 2004, the Dutch Corporate Governance Code (the “Tabaksblat Code”) has come into effect. We will apply all principles and almost all best practice provisions of the Tabaksblat Code. We will report extensively on them in our 2003 Annual Report and we will have a discussion on our corporate governance during the General Meeting of Shareholders. Our governance model was already very much in line with the best practice provisions of the Tabaksblat Code. However, we will make one important change, which is the withdrawal of our defence mechanism. In this regard it is our intention to cancel the Dutch preference shares at par (please refer to appendix 8 of this release for further details). This is again an important step towards optimising the role of shareholders in our governance.

Looking at 2004, in particular the economic developments in our home markets, it is our view that the US and Brazil will experience healthy GDP growth, whereas the situation in Europe in general, and the Netherlands in particular, will improve more slowly. We expect 2004 to be better than 2003 with a continuing improvement in our operating performance and net profit (albeit at a slower pace). Based on our 2003 results and our confidence in 2004, we will propose to shareholders to increase the final dividend from 45 to 50 euro cents, leading to a total dividend of 95 euro cents for the year.

Sincerely,
Rijkman Groenink
Chairman of the Managing Board

ABN AMRO GROUP

(in millions of euros)			quarterly				year

	Q4 2003	Q3 2003	% change	Q4 2002	% change	2003	2002	% change

Net interest revenue	2,515	2,559	(1.7)	2,264	11.1	9,723	9,845	(1.2)
Revenue from securities and participations	52	27	92.6	105	(50.5)	269	369	(27.1)
Net commissions	1,246	1,141	9.2	1,114	11.8	4,464	4,639	(3.8)
Results from financial transactions	535	519	3.1	425	25.9	1,993	1,477	34.9
Other revenue	513	581	(11.7)	581	(11.7)	2,344	1,950	20.2

Total revenue	4,861	4,827	0.7	4,489	8.3	18,793	18,280	2.8
Operating expenses, excl. special items	3,333	3,195	4.3	3,093	7.8	12,585	12,823	(1.9)

Operating result	1,528	1,632	(6.4)	1,396	9.5	6,208	5,457	13.8

Efficiency ratio	68.6%	66.2%		68.9%		67.0%	70.1%

ABN AMRO posted a net profit of EUR 3,161 mln as a result of higher revenues, lower costs and lower provisions compared to 2002. This improvement is broad based, as nearly every Strategic Business Unit (SBU) showed an increase in net profit.

It should be noted that in the 2002 results appendices, the extraordinary loss has been restated as an expense (the net profit including extraordinary loss remains unchanged at EUR 2.2 bn). The possibilities to classify items as extraordinary have been restricted under Dutch GAAP. In order to make comparisons with 2002 relevant, we have included a line “excluding special items” in the relevant tables in this press release.

At constant exchange rates revenues increased by more than 12% compared to 2002, reflecting increases across all businesses. In euro terms, revenues were slightly up year on year. The increase in local currency terms is due to the growth in mortgage income from the Business Unit North America (BU NA) as a result of the unprecedented origination volumes in 2003. A second contributing factor is the revenue increase in Business Unit Brazil (BU Brazil) on the back of organic growth. In terms of the various revenue lines, the increases in results from financial transactions and other revenue are noteworthy. Results from financial transactions went up mainly due to increased client revenues from our Rates business in the BU Financial Markets (BU FM). Other revenue improved due to the above-mentioned higher results from the US mortgage activities.

On a quarterly basis, revenues were slightly up, despite the end of the mortgage refinancing boom in the US. This was mainly driven by revenue growth in the Wholesale Clients SBU (WCS) and in the BU Netherlands (BU NL). The increase in revenues in WCS was the result of higher commission income in the BUs FM, Corporate Finance and Equities. The BU NL benefited from a one-off correction in interest revenue of its Amstel securitisation vehicle.

Operating expenses for the group fell year on year due to declines in the Consumer & Commercial Clients SBU (C&CC) and WCS. At constant exchange rates, costs went up by 7.4%, mainly due to increases in BU NA and to a lesser extent in WCS. The higher costs in the US were caused by the growth in mortgage activities and by one-off costs for rebranding and the move to a new operations and technology centre. WCS expenses included incidental costs. In addition, investments were made in the BUs FM and Working Capital (WoCa).

Compared to the previous quarter, operating expenses increased, especially due to cost developments in C&CC and WCS. In C&CC, costs in BU Brazil went up as a result of the implementation of the new Collective Labour Agreement and due to the integration of Banco Sudameris. The WCS costs increased as the bonus pool was aligned with the improved results in the third and fourth quarter, and therefore the fourth quarter accrual rate was higher than in the third quarter. WCS also continued its investments in the BUs WoCa and FM, in order to support further growth in 2004.

Consequently, the group’s operating result for 2003 was up compared to the previous year and reached EUR 6,208 mln. As such, it represents the best operating result in the bank’s history. Compared to the third quarter the operating result for the fourth quarter was down. The efficiency ratio improved by more than 3 percentage points to 67.0% during the year, while for the fourth quarter it increased to 68.6%.

The level of provisions for the year came down by more than EUR 400 mln (-24.8%), as all SBUs had lower provisioning levels than in the previous year. The biggest decline took place in WCS, as provisions in the US decreased and as risk-weighted assets (RWA) came down significantly. For the fourth quarter, provisions increased to EUR 323 mln, due to provisions taken on Parmalat in WCS. We do not expect any material impact by Parmalat on our 2004 results due to the amount of provisioning in the fourth quarter of 2003.

The effective tax rate for the group increased by 1.9 percentage points to 30.6% compared to the previous year. Quarter on quarter, the tax rate declined by more than 10 percentage points to 22.0%, due to favourable tax developments in WCS (including tax-free Private Equity exits), BU New Growth Markets and LeasePlan Corporation.

Consequently, the net profit for 2003 increased to EUR 3,161 mln, and the fourth quarter net profit also improved to EUR 857 mln. Both are the highest ever.

For the year ended 31 December 2003, RWA declined by almost EUR 6 bn to EUR 223.8 bn. At constant exchange rates, RWA grew by EUR 11 bn.

As a result of the increase in retained earnings, the tier 1 ratio improved from 7.48% at the end of 2002 to 8.15% at the end of 2003. The BIS total capital ratio improved 19 bps to 11.73%. It is noteworthy that the core tier 1 ratio further increased to 5.91% while the gearing ratio improved to 27.5%. We are confident that the tier 1 ratio will not be lower than 8.25%, and the core tier 1 ratio at least 6%, by the end of 2004. In view of the improvement of our capital ratios and structural weakness of the US dollar, we have decided to end our full tier 1 hedging strategy.

It should be noted that the expected net US dollar related profit for 2004 has been sold forward at a rate of USD 0.9563. The expected US dollar related profit for 2005 has been hedged at an average rate of 1.1460.

THE CONSUMER & COMMERCIAL CLIENTS SBU

(in millions of euros)			quarterly				year

	Q4 2003	Q3 2003	% change	Q4 2002	% change	2003	2002	% change

Net interest revenue	1,822	1,702	7.1	1,678	8.6	6,832	6,853	(0.3)
Net commissions	388	407	(4.7)	379	2.4	1,532	1,658	(7.6)
Results from financial transactions	53	82	(35.4)	29	82.8	241	226	6.6
Other revenue	320	441	(27.4)	514	(37.7)	1,933	1,645	17.5

Total revenue	2,583	2,632	(1.9)	2,600	(0.7)	10,538	10,382	1.5
Operating expenses	1,741	1,636	6.4	1,668	4.4	6,470	6,710	(3.6)

Operating result	842	996	(15.5)	932	(9.7)	4,068	3,672	10.8
Provisioning for loan losses	214	205	4.4	209	2.4	817	881	(7.3)
Value adj. to financial fixed assets	0	0		0		3	8	(62.5)

Operating profit before taxes	628	791	(20.6)	723	(13.1)	3,248	2,783	16.7
Taxes	166	264	(37.1)	213	(22.1)	1,081	744	45.3

Profit after taxes	462	527	(12.3)	510	(9.4)	2,167	2,039	6.3
Minority interests	11	7	57.1	1		27	21	28.6

Net profit	451	520	(13.3)	509	(11.4)	2,140	2,018	6.0

Efficiency ratio	67.4%	62.2%		64.2%		61.4%	64.6%

	31 Dec 03	30 Sep 03	% change	31 Dec 03	31 Dec 02	% change

Staff (fte)	77,799	71,382	9.0	77,799	71,340	9.1
(in billions of euros)
Total assets	222.7	229.2	(2.8)	222.7	229.2	(2.8)
Risk-weighted assets	142.4	146.6	(2.9)	142.4	143.4	(0.7)

The C&CC SBU posted a robust performance in 2003. Compared to 2002, the operating result increased by 10.8% to EUR 4,068 mln. At constant exchange rates, the increase was 29.2%. The improvement is attributable to the good performance of all the BU’s of C&CC. The unprecedented mortgage refinancing boom in the US led to a 21.0% increase in US dollar terms of BU NA’s operating result. In addition, the operating result of BU Brazil and Bouwfonds improved by 50.5% (at constant exchange rates) and by 51.5% respectively.

On a quarterly basis, revenues decreased by 1.9% to EUR 2,583 mln. The significant decline in mortgage income in the BU NA was offset by EUR 120 mln revenue of a securitised loan portfolio in the BU NL. In BU Brazil, net interest revenues were negatively impacted by the effect of declining interest rates on the investment portfolio. It is noteworthy however, that net interest revenue was up in most business lines in Brazil, as volume growth more than offset the impact of lower short term interest rates.

Operating expenses were up by 6.4% to EUR 1,741 mln compared to the third quarter. This increase was mainly due to higher staff costs in BU Brazil, in line with the terms of the new Collective Labour Agreement, and to the acquisition of Banco Sudameris (Sudameris). Additionally, costs increased in the BU NL and in the BU Rest of the World.

Consequently, the operating result decreased by 15.5% quarter on quarter and the efficiency ratio increased by more than 5 percentage points to 67.4%.

Relative to the third quarter, provisioning for loan losses increased by EUR 9 mln to EUR 214 mln.

Compared to the previous quarter, taxes have come down significantly due to tax credits in BU Brazil and to loss carry forwards in BU New Growth Markets. The effective tax rate therefore improved from 33.4% to 26.4%.

As a result of the above, net profit declined by 13.3% from EUR 520 mln in the third quarter to EUR 451 mln in the fourth quarter.

Business Unit Netherlands (please refer to appendix 4)

In 2003, the operating result of BU NL improved by 48.9% to EUR 825 mln compared to 2002. This improvement was primarily due to an 7.6% increase in revenues to EUR 3,344 mln. Revenues were positively impacted by a EUR 111 mln net proceed on the sale of the insurance business to a joint venture with Delta Lloyd and one-off interest revenue. Reported interest revenues in the fourth quarter include EUR 120 mln of credit spreads retained in the Amstel securitisation programme as first loss credit protection. These credit spreads had been overaccrued since 1999. The credit spreads have been released due to the unwinding of the programme. Adjusted for non-recurring items, revenues were stable. Net interest revenues grew by 6.9% due to lower funding costs. Funding costs decreased as a result of the favourable interest rate environment and the growth of cheaper sources of funding such as savings accounts. Commission income was negatively impacted by the sale of the insurance activities and lower payment commissions as a result of EU regulations. Operating expenses were down by 1.4% to EUR 2,519 mln. The savings associated with a further reduction in FTEs (1,739) were offset by higher pension costs. Adjusted for non-recurring revenues, the operating result of BU NL grew by 7.2% to EUR 594 mln in 2003 compared to 2002.

Relative to the third quarter, revenues increased by 15.2% to EUR 910 mln. Revenues were positively impacted by the above-mentioned EUR 120 mln one-off revenue. Excluding this gain, revenues were stable quarter on quarter. Net interest revenues increased by 3.4% due to further spread and volume gains in savings accounts. In line with the rest of the year, net commissions decreased by 7.8% as lower domestic payment fees were only partly offset by a pick-up in securities fees. Customer satisfaction continued to improve across all client segments in the fourth quarter. Benefits associated with the new service concept and greater client focus are being recognised by clients. The trend was particularly noticeable in the mass affluent and SME segments. The improvement in customer satisfaction creates opportunities to further increase cross-selling rates in 2004.

Operating expenses were up by 4.5% to EUR 656 mln, primarily due to EUR 23 mln costs related to the implementation of several streamlining initiatives. On an adjusted basis, operating expenses were almost flat. The increase in staff costs associated with the implementation of the new Collective Labour Agreement was offset by a reduction in FTEs (-362).

Relative to the third quarter, the operating result was up by 58.6% to EUR 254 mln and the efficiency ratio improved by 7.4 percentage points to 72.1%. Adjusted for non-recurring revenues and expenses, the operating result was down by 3.1% to EUR 157 mln and the efficiency ratio deteriorated by 0.8 percentage points to 80.1%.

In the fourth quarter, provisioning remained stable at EUR 69 mln (or 53 basis points of average RWA) compared to the third quarter. The SME loan book, however, continues to be negatively impacted by the effects of the economic recession, which prevailed during most of 2003. The current level is indicative of provisioning expenses expected in the first half of 2004. An improvement is anticipated for the second half of the year. As a result, total provisions for 2004 are expected to be in line with 2003 (47 basis points of average RWA).

Business Unit United States (please refer to appendix 4 and 7)

In 2003, the operating result of BU NA was up by 1.6% to EUR 2,247 mln. The average depreciation of the US dollar against the euro was 16.7% in 2003. In local currency terms, the operating result increased by 22.2%. This improvement was primarily due to the unprecedented mortgage refinancing activity. In US dollar terms, mortgage income increased by 52.9% year on year and net interest revenues grew by 9.3%. This development was underpinned by higher volumes of mortgages held for sale and, to a lesser extent, the growth of the commercial loan book (+4.6%).

Relative to the third quarter, revenues were down by 17.7% to EUR 942 mln. The US dollar depreciated on average by 6.4% quarter on quarter against the euro. In local currency, revenues were down by 11.8% due to two factors, the decline of mortgage refinancing and a USD 25 mln addition to the mortgage liability reserve. The 33.6% decrease, in US dollar terms, of other revenue was driven by lower mortgage origination income. Net interest revenues were down by 3.4% in local currency. This decrease was primarily due to lower volumes of mortgages held for sale.

The trend of declining mortgage refinancing volumes accelerated compared to the third quarter. Origination volumes contracted by 47% to USD 18.8 bn, of which 85% was achieved through brokers. Average origination margins decreased by 58.5%. Consequently, origination income fell by 68.7% to USD 84 mln. This decline was not fully offset by the significant pick-up in the servicing income net of hedging results (up 82.6% to USD 164 mln for a servicing portfolio of USD 207 bn). As a result, mortgage revenues decreased by 30.7% to USD 247 mln in the fourth quarter. The contraction of origination margins and refinancing volumes is expected to continue into the first half of 2004.

In US dollar terms, the revenues of the commercial banking line of business were flat compared to the third quarter due to a stable loan book and core deposit base. Core commission income decreased by 4.2% compared to the preceding quarter as a result of slower debt capital market activity. Relative to 2002, the revenues of the commercial banking line of business increased by 11.1%. This development was driven by three factors, strong commercial real estate activities, a 23% increase of core commission income, and the increase of loan commitments (+11%). It is noteworthy that loan commitments grew at a higher pace in the fourth quarter (2.6% quarter on quarter) compared to the rest of 2003. This positions the BU NA favourably to benefit from expected higher corporate funding needs in 2004. The utilisation rate of credit facilities is expected to increase in particular in the second half of the year.

Revenues of the retail banking line of business were stable in local currency. The consumer loan portfolio continued its rapid expansion (+ 3.2% quarter on quarter or 12.8% annualised) driven by volume gains in home equity loans. It is to be noted that the core deposit base grew by 4.6% in 2003 compared to 2002.

Compared to the third quarter, operating expenses were down by 3.9% to EUR 570 mln. In local currency terms, operating expenses were up by 2.8%. A total of EUR 17 mln was related to the rebranding project and the opening of the new operations and technology centre. Furthermore, direct mortgage origination costs related to future income were, in previous quarters, deferred and recognised as a reduction of the origination income. These costs could no longer be expensed as negative revenues in the fourth quarter due to the decline in refinancing volumes. Adjusted for the impact of FASB 91, mortgage expenses decreased quarter on quarter by 26.8% in local currency. In addition, several initiatives aimed at broadening the services provided to the mortgage brokers are being implemented to further develop our profitable mortgage franchise. As a result, operating expenses related to mortgage banking activities decreased at a lower pace than revenues. This is expected to continue in the first half of 2004.

Consequently, the operating result decreased by 32.5% to EUR 372 mln and the efficiency ratio deteriorated by 8.7 percentage points to 60.5%. The efficiency ratio is expected to return to a more normal level (mid 50s) in the course of 2004.

In the fourth quarter, provisions further declined to 46 basis points of average RWA compared to 50 basis points in the third quarter. This development is in line with the continued improvement of credit quality of the commercial portfolio.

As a result of all the above, the guidance for 2004 - EUR 150 mln to EUR 250 mln decrease in net profit of BU NA excluding the impact of currency variations (which will be offset in the Corporate Centre) - remains valid.

Business Unit Brazil (please refer to appendix 4 and 7)

In 2003, the operating result of BU Brazil was up by 16.0% to EUR 623 mln compared to 2002. The Brazilian real depreciated on average by 17.4% against the euro over the same period. At constant exchange rates, the operating result improved by 50.5% and the efficiency ratio fell by 5.9 percentage points to 63.2%. This performance was driven by a 24.5% increase in revenues and good cost control (+12.9%) despite high inflation. The integration of Sudameris, as from 24 October 2003, contributed EUR 71 mln revenues, EUR 47 mln operating expenses and EUR 7 mln net profit. The impact of the integration of Sudameris has been excluded from the analysis hereafter in order to facilitate a better comparison with previous quarters. The growth in revenues was primarily attributable to higher net interest revenues (+11.3% in local currency). Net interest revenues were underpinned by high short-term interest rates in the first half of the year and by asset growth in the second half of 2003. Total assets grew by 15.5% although the economic recovery did not materialise until the fourth quarter. It is noteworthy that asset growth accelerated in the course of the year as short-term interest rates came down from 26% in June to 16.5% in

December. Revenue growth was further supported by higher retail commission income (48.1% in local currency). Expenses were up as a result of the a new Collective Labour Agreement implemented in September. Despite the good operating result, the reported net profit in 2003 fell by 49.1% to EUR 199 mln and by 37.6% in local currency compared to 2002. This development can be explained by two factors, higher provisioning as a consequence of the weak economic climate and an increase of the effective tax rate. The latter is due to the combined tax effect of the offshore US dollar book and the improved performance. Excluding the impact of the offshore US dollar book, the effective tax rate stood at 23.1%.

Relative to the third quarter, the revenues of BU Brazil were down by 12.3% to EUR 392 mln. The Brazilian real depreciated against the euro by 4.9% on average in the fourth quarter compared to the third quarter. In local currency terms however, revenues decreased by 7.8% primarily due to lower net interest revenues (- 8.5%). Net interest revenues were negatively impacted by the effect of declining interest rates on the investment portfolio. Net interest revenues were up in most business lines as volume growth more than offset the impact of the 350 basis points cut in short-term interest rates. Revenues in the fourth quarter were also negatively impacted by the non-recurring gains booked in the third quarter. Although reported commission income decreased as a result of reclassifications in the third quarter, the underlying trend is a significant pick-up in commissions driven by trade finance and retail banking.

Compared to the third quarter, the revenues of the retail banking line of business were up by 3.4% in local currency. The improvement was driven by better commission income (+18.2%) due to the introduction of higher fees for payment services. In Brazilian real terms, net interest revenues were flat as significant volume growth offset the impact of declining interest rates. Compared to the third quarter, average outstandings grew by 5.8% primarily due to growth of working capital facilities and personal loans. Based on the volume growth in the fourth quarter, the loan book is expected to increase by approximately 25% in 2004.

In local currency, the revenues of the consumer finance division were fairly stable quarter on quarter. Loan production increased (+10.7%) as a consequence of the economic recovery and lower spreads. This trend is expected to accelerate in 2004.

Compared to the third quarter, operating expenses increased by 6.4% to EUR 279 mln and by 12.6% in local currency terms. This development is entirely attributable to higher staff costs in line with the terms of the new Collective Labour Agreement. As a result, the efficiency ratio deteriorated to 71.2% in the fourth quarter. It is to be noted that this development is seasonal as negotiations with trade unions take place every year in September. The efficiency ratio is expected to improve in the course of the year as revenue growth will more than offset the increase in staff costs. Due to the integration of Sudameris however, the efficiency ratio is expected to be at best 65% in 2004.

Adjusted for the integration of Sudameris, provisioning fell to EUR 53 mln or 363 basis points of average RWA, in line with the improvement of the economic climate. The consumer finance portfolio was affected by the adverse economic conditions of the first half of 2003. The overall credit quality of the loan book is improving and the trend of declining provisioning is expected to continue into 2004.

Taxes were reduced due to tax credits related to the amortisation of the goodwill of Banco Real in combination with the effect of the depreciation of the Brazilian real against the US dollar in November. Excluding the impact of these incidental items, the effective tax rate stood at 30.8% in the fourth quarter.

Update on the integration of Sudameris

The acquisition of Sudameris was finalised on 24 October 2003 and the integration started immediately. A communication campaign led by management, involving presentations and roadshows throughout the country was rolled out immediately after completion. The responsibility of Sudameris Human Resources, Treasury, Finance and Risk Management was taken over by the management of BU Brazil. The integration of ATM networks was rapidly realised. By the end of December, the integration of Asset Management operations was also completed. Eighteen working groups, comprised of employees of both institutions, have been set up to further manage the integration. At the end of 2003, integration activities had resulted in annualised synergies of EUR 14 mln. This included the departure of 200 FTEs. Given the rapid pace of integration, cost synergies are expected to result in cost savings in 2004. However, these benefits will be offset by integration costs. The target of BRL 300 mln cost synergies per annum as of 2005 remains valid.

Business Unit Rest of the World (please refer to appendix 4)

The Business Unit Rest of the World can be split in two sub business units: BU New Growth Markets (BU NGM) and Other C&CC activities (BU Other).

BU NGM constitutes of C&CC activities in Asia (India, Taiwan, China, an 81% stake in Bank of Asia and an 40% ownership in Saudi Hollandi Bank) and Europe (France, Belgium, the diamond financing franchise and Stater, a provider of mortgage back offices services).

In 2003, the revenues of BU NGM amounted to EUR 496 mln and can be broken down as follows:
– EUR 309 mln in Asia
 – EUR 187 mln in Europe

The constituents of BU Other are Bouwfonds and the participations of the Group in Capitalia, BAPV and K&H. Although Bouwfonds had revenues of EUR 547 mln, the revenues of BU Other amounted to EUR 500 mln, due to the results related to the participations in K&H, Capitalia and BAPV.

Business Unit New Growth Markets

In 2003, the revenues of BU NGM decreased by 6% to EUR 496 mln compared to the preceding year. Excluding the impact of currency variations, revenues increased by 5% over the same period. This development was primarily driven by the strong growth of our retail activities in Asia. Operating expenses were down by 5% to EUR 365 mln but up by 4% at constant exchange rates. This increase was driven by higher staff costs as a result of investments in Asia (915 FTEs). The operating result decreased by 8% to EUR 131 mln but increased by 9% at constant exchange rates. The efficiency ratio was similar to the preceding year. Net profit improved significantly (EUR 107 mln compared to EUR 54 mln in 2002) primarily due to provision recoveries in the portfolio of Bank of Asia and Belgium.

In the fourth quarter, revenues decreased by 4% to EUR 132 mln as the disposal of Finaref positively impacted the revenues of the third quarter. Adjusted for this non-recurring gain, revenues were stable quarter on quarter. Net interest revenues improved by 13% due to recoveries in the loan portfolio of Bank of Asia in the previous quarters.

Operating expenses grew by 22% to EUR 109 mln in the fourth quarter due to higher depreciation and overhead expenses. Consequently, the operating result decreased by 52% to EUR 23 mln and the efficiency ratio reached 82.4%.

Bouwfonds

In 2003, the revenues of Bouwfonds increased by 33.3% to EUR 547 mln compared to the preceding year. This significant improvement was primarily driven by the strong refinancing activity of residential mortgages and by better margins. In addition, the integration of MNF – previously in BU NL – further contributed to revenue growth. Operating expenses increased by 16.5% to EUR 247 mln primarily due to higher staff costs. Staff costs were up due to a higher number of FTEs as a result of organic growth and the integration of MNF. Consequently, the operating result grew by 51.0% to EUR 299 mln and the efficiency ratio improved by more than 6.6 percentage points to 45.1%.

In the fourth quarter, the revenues of Bouwfonds increased by 4.7%, primarily due to better net interest revenues. This development was led by a 3.1% increase in average RWA quarter on quarter and improved margins. Revenues continued to benefit from the refinancing of residential mortgages in the Dutch market as a result of low interest rates. The property development activity posted satisfactory results as sales of residential programs held up well.

Operating expenses increased by 12.5% to EUR 72 mln quarter on quarter. This development is partly attributable to costs related to special projects and partly to performance based compensation.

Consequently, the operating result was stable at EUR 83 mln and the efficiency ratio deteriorated by 3.2 percentage points to 46.5% quarter on quarter.

THE WHOLESALE CLIENTS SBU

(in millions of euros)		quarterly					year

	Q4 2003	Q3 2003	% change	Q4 2002	% change	2003	2002	% change

Net interest revenue	463	539	(14.1)	435	6.4	1,906	2,115	(9.9)
Net commissions	552	456	21.1	479	15.2	1,826	1,866	(2.1)
Results from financial transactions	372	344	8.1	324	14.8	1,372	1,092	25.6
Other revenue	104	21		32		189	223	(15.2)

Total revenue	1,491	1,360	9.6	1,270	17.4	5,293	5,296	(0.1)
Operating expenses, excl. special items	1,210	1,096	10.4	1,051	15.1	4,389	4,549	(3.5)

Operating result	281	264	6.4	219	28.3	904	747	21.0
Provisioning for loan losses	106	54	96.3	145	(26.9)	399	742	(46.2)
Value adj. to financial fixed assets	0	2		2		2	4	(50.0)

Operating profit before taxes	175	208	(15.9)	72	143.1	503	1
Taxes	8	73	(89.0)	5	60.0	108	78	38.5

Operating profit after taxes	167	135	23.7	67	149.3	395	(77)
Special items, net	0	0		0		0	(205)

Profit after taxes	167	135	23.7	67	149.3	395	(282)
Minority interests	4	1		4		8	12	(33.3)

Net profit	163	134	21.6	63		387	(294)

Efficiency ratio	81.2%	80.6%		82.8%		82.9%	85.9%

	31 Dec 03	30 Sep 03	% change	31 Dec 03	31 Dec 02	% change

Staff (fte)	17,624	18,077	(2.5)	17,624	20,238	(12.9)
(in billions of euros)
Total assets	249.9	289.9	(13.8)	249.9	238.7	4.7
Risk-weighted assets	61.6	65.0	(5.2)	61.6	67.2	(8.3)

The Wholesale Clients SBU (WCS) showed a good result in 2003, particularly due to an improved performance in the second half of the year. Revenues were stable year on year. However, adjusted for currency developments, revenues increased by 9%, reflecting the benefits of our client-led strategy. The benefits of our client focus are also underlined by client satisfaction surveys, which show continued improvement. Operating expenses declined by 3.5% in 2003. Adjusted for currency movements, expenses increased by 5%. It should be noted that in the 2002 results, the extraordinary results have been restated as expenses, as the possibilities to classify items as extraordinary results have been restricted under Dutch GAAP. In order to make comparison with 2002 relevant, we have included a line “operating expenses excluding special items”. Consequently, the operating result increased by 21.0% to EUR 904 mln and the efficiency ratio improved to 82.9%. Adjusted for currency developments, the operating result increased by 34% in 2003. A higher operating result in combination with substantially lower provisioning (-46.2%) led to the strong increase in net profit.

Compared to the third quarter, revenues in the fourth quarter increased by 9.6% to EUR 1,491 mln. The higher level of revenues reflect the better performance across nearly all BUs, particularly the BU Corporate Finance (+200%), the BU Financial Markets (+4%) and the BU Private Equity (+53%). As far as the individual income lines are concerned, net interest revenue was down by 14.1%. The fall can be explained by currency movements as well as a number of exceptional transactions booked in the third quarter. Net commission income for the fourth quarter stood at EUR 552 mln, a quarterly increase of 21.1%. The increase was driven by higher commissions from the BUs Corporate Finance, Equities and FM (Credit Markets), reflecting the general market improvement. The fourth quarter included a number of important client transactions, including the largest Dutch equity issue in 2003 for Ahold. Results from financial transactions rose by 8.1% due to improvements in Rates Markets within the BU FM and higher Private Equity gains. Other revenue increased significantly in the fourth quarter, largely due to the combined gain the sale of our Prime and Professional Brokerage units (EUR 49 mln revenues and EUR 25 mln net profit).

Operating expenses increased by 10.4% in the fourth quarter. Expenses increased as the bonus pool was aligned with the improved results in the third and fourth quarter, and therefore the fourth quarter accrual rate was higher than in the third quarter. Even allowing for the additional accrual, the total compensation to revenues ratio was 43.5% in the fourth quarter. In 2004, we expect the total compensation to revenues ratio to decline further. The fourth quarter increase in expenses was also due to investments in the BU FM and incidental costs of EUR 30 mln, mainly in Working Capital and Equities. Total expenses are expected to come down in the first quarter of 2004 and are likely to be in line with the third quarter of 2003.

During the fourth quarter, the number of staff decreased by 453 FTEs to 17,642 FTEs, particularly in the BUs Working Capital (WoCa) and Services. In 2003, the total number of staff was reduced by 2,614 FTEs due to the transfer of 878 FTEs (Risk Management and Audit) to the Corporate Centre, as well as the transfer of 1,100 FTEs to EDS (related to the outsourcing of IT). It is noteworthy that the transfers to the Corporate Centre were cost neutral. As mentioned in previous press releases, the savings related to the outsourcing to EDS will be realised from 2004 onwards.

Consequently, the operating result in the fourth quarter increased by 6.4% to EUR 281 mln.

The level of provisioning increased by EUR 52 mln quarter on quarter. The increase can be explained by provisions taken due to our exposure to Parmalat. We do not expect any material impact by Parmalat on our 2004 results due to the amount of provisioning in the fourth quarter. As a percentage of average RWA, the annualised provisioning level increased to 68 basis points in the fourth quarter (59 bps for full year 2003). Despite the increase in provisioning, the quality of the portfolio has further improved in the fourth quarter. For 2004, provisioning as a percentage of average RWA is expected to be below 50 basis points.

The tax expense declined substantially in the fourth quarter due to tax reliefs in several jurisdictions.

Consequently, net profit increased by 21.6% to EUR 163 mln. This number includes a net profit of

EUR 25 mln related to the sale of the Prime and Professional Brokerage units. It is noteworthy that WCS’s commitment to a positive economic profit (EP) was achieved for the second consecutive quarter. It is expected that this positive momentum will continue in 2004. Net profit should increase during the year as revenues will accelerate in the second half of 2004 due to investments made in the final quarter of 2003 and the first half of 2004. The guidance for 2004, given in December 2003, remains valid.

The amount of RWA decreased by EUR 3.4 bn to EUR 61.6 bn. This can partly be explained by currency movements and partly by the sale of our Prime Brokerage business. We expect the amount of RWA to grow moderately in 2004.

Client Business Units

The bank’s client-led strategy continues to produce strong results. In 2003, revenues from our selected Priority and Key clients represented 58% of total Client BU revenue (EUR 4,393 mln) and 48% of the WCS total. There has been an increase in the overall activity for Client BUs during 2003, and at constant exchange rates client revenues have gone up. Over the year, revenue growth in BU Industrials and BU Telecom, Media, Technology and Healthcare (TMTH) has been offset by reductions in total revenue from BU Integrated Energy (IE) and BU Financial Institutions and Public Sector (FIPS). Revenue improvements are the result of increasing our share of the clients’ wallet, as shown by our advance in a number of league tables across a range of core products, including Investment Grade Origination within FM.

Relative to the third quarter, revenues from Consumer improved by 66%, mainly driven by Corporate Finance and Equities transactions, which were also the source of a 20% growth in the fourth quarter for Automotive and Industrials within BU Industrials and a 5% increase in BU IE revenues. BU FIPS performance improved by 10% compared to the third quarter, due to higher FM Credit Markets and FM Rates Markets revenues. Finally, revenue fell from BU TMTH in the fourth quarter, which can be explained by a number of highly significant deals being completed during the previous quarter.

The fourth quarter has produced landmark transactions as a result of collaboration between the Client and Product BUs. BU Industrials, Equity Capital Markets and Corporate Finance co-operated for the largest

Dutch equity issue in 2003 for Ahold. In addition, BUs FIPS and FM worked together to arrange and distribute a USD 850 mln sovereign debt issue for the Republic of Venezuela.

The pipeline confirms that the 2003 revenue levels will increase in 2004. Client BU initiatives, like hedge funds and investor coverage, and Product BU initiatives, like the Working Capital offer and investments in Derivatives and Structured Credit, will support revenue growth in 2004. We will continue to reallocate resources to the most attractive clients in order to maximise our returns.

Product Business Units

Revenues in the BU FM increased for the third consecutive quarter. Higher revenues in the fourth quarter reflect strong results of Credit Markets and Rates Markets. The strong results in Credit Markets were across most products and included a number of important client transactions. Leveraged Finance, Asset Securitisation, Debt Capital Markets and Emerging Market Debt all showed a significant pick-up in the fourth quarter. Rates Markets showed an increase in market making (particularly government bond trading) and in the banking book, the latter benefiting from a steepening of the yield curve. Revenues from the loan book decreased due to currency movements and a number of exceptional transactions booked in the third quarter.

Revenues in BU WoCa decreased quarter on quarter. The underlying results of the different product groups in the BU WoCa were mixed. Revenues in Cash & Payments increased further in the fourth quarter, despite the continuing low interest rate environment. The impact of the sale of Professional and Prime Brokerage on both revenues and expenses in 2003 is EUR 159 mln.

The BU Equities continued its path of recovery, as Equity sales and trading revenues showed a strong increase in the fourth quarter, reflecting the improvement of equity markets. Derivatives income was down as lower volatility resulted in lower trading revenues. The BU Corporate Finance delivered a strong performance across all products. Advisory revenues increased in particular due to the improvement of the market conditions, which led to an increase in the number of transactions.

The performance of the BU Private Equity showed a further improvement in the fourth quarter. Exit gains increased substantially and included one major exit, the secondary buy out of Accantia. In 2003, the total amount of write-downs has decreased to EUR 113 mln, from EUR 262 mln in 2002. We expect income and net profit from Private Equity to improve further in 2004, as write-down levels are expected to decrease and exit opportunities are expected to increase on the back of better market conditions. The total portfolio was approx. EUR 2 bn at the end of 2003, of which 95% is in Europe. Later stage/Buy out accounts for 82% of the portfolio and technology for 13%. New investments will be funded from the proceeds of exits and over time capital allocated to this business will be reduced.

THE BU PRIVATE CLIENTS

(in millions of euros)			quarterly				year

	Q4 2003	Q3 2003	% change	Q4 2002	% change	2003	2002	% change

Net interest revenue	97	87	11.5	88	10.2	367	363	1.1
Net commissions	127	116	9.5	84	51.2	457	417	9.6
Results from financial transactions	7	12	(41.7)	12	(41.7)	42	45	(6.7)
Other revenue	26	18	44.4	31	(16.1)	71	69	2.9

Total revenue	257	233	10.3	215	19.5	937	894	4.8
Operating expenses	181	178	1.7	177	2.3	752	673	11.7

Operating result	76	55	38.2	38	100.0	185	221	(16.3)
Provisioning for loan losses	1	3	(66.7)	12	(91.7)	9	14	(35.7)

Operating profit before taxes	75	52	44.2	26	188.5	176	207	(15.0)
Taxes	10	15	(33.3)	6	66.7	39	61	(36.1)

Profit after taxes	65	37	75.7	20	225.0	137	146	(6.2)
Minority interests	1	0		(2)		0	1

Net profit	64	37	73.0	22	190.9	137	145	(5.5)

Efficiency ratio	70.4%	76.4%		82.3%		80.3%	75.3%

	31 Dec 03	30 Sep 03	% change	31 Dec 03	31 Dec 02	% change

Staff (fte)	3,877	3,919	(1.1)	3,877	4,004	(3.2)
(in billions of euros)
Total assets	16.1	15.7	2.5	16.1	16.1
Risk-weighted assets	6.0	6.4	(6.3)	6.0	6.1	(1.6)

Revenues in 2003 were up by 4.8% to EUR 937 mln in the BU Private Clients compared to 2002, despite the negative effect of the depreciation of the US dollar. This was primarily driven by an increase in commission income on the back of an improved performance in the Netherlands following the implementation of a new focused sales approach. Operating expenses increased by 11.7% to EUR 752 mln. Adjusted for the French restructuring costs and the inclusion of Delbrück, operating expenses increased by 2.7%, primarily reflecting higher staff costs. The higher revenues resulted in an improvement of the efficiency ratio from 75.3% in 2002 to 73.7% in 2003 on a normalised basis. The effective tax rate improved from 29.5% in the previous year to 22.2% due to tax reliefs in several jurisdictions.

Relative to the third quarter, revenues increased by 10.3% to EUR 257 mln mainly due to an increase in commission income. This development was largely attributable to increased volumes as a result of improved customer sentiment and the implementation of focused sales initiatives. In addition, the higher level of Assets under Administration (AuA) and strong net new assets contributed to this positive trend.

Despite the increased sales activity, operating expenses remained almost flat at EUR 181 mln in the fourth quarter. This is a clear reflection of the cost measures taken during the year. Consequently, the efficiency ratio improved from 76.4% in the third quarter to 70.4% in the fourth quarter of 2003.

The operating result increased by 38.2% to EUR 76 mln. Net profit increased by 73.0% to EUR 64 mln due to the improved effective tax rate.

In the fourth quarter, AuA increased by 2.0% to EUR 102 bn. This development was almost entirely driven by net new assets. The asset mix remained fairly stable at 65% in securities and 35% in cash.

On the back of a solid performance in the fourth quarter and recent trends in the global equity markets, we are optimistic about delivering an improved performance in 2004. We expect continued top-line growth resulting from our organic growth measures coupled with the addition of the BethmannMaffei acquisition to re-enforce our position as a leading European onshore Private Bank. We also expect cost savings resulting from our successfully implemented French restructuring initiative to materialise in 2004.

THE BU ASSET MANAGEMENT

(in millions of euros)			quarterly				year

	Q4 2003	Q3 2003	% change	Q4 2002	% change	2003	2002	% change

Net interest revenue	1	1		0		4	6	(33.3)
Net commissions	137	121	13.2	127	7.9	480	515	(6.8)
Results from financial transactions	2	2		(2)		5	(3)
Other revenue	2	1	100.0	8	(75.0)	7	11	(36.4)

Total revenue	142	125	13.6	133	6.8	496	529	(6.2)
Operating expenses	112	96	16.7	103	8.7	396	421	(5.9)

Operating result	30	29	3.4	30		100	108	(7.4)
Provisioning for loan losses	0	0		(1)		0	(1)
Value adj. to financial fixed assets	0	(1)		1		(1)	1

Operating profit before taxes	30	30		30		101	108	(6.5)
Taxes	7	10	(30.0)	10	(30.0)	29	35	(17.1)

Profit after taxes	23	20	15.0	20	15.0	72	73	(1.4)
Minority interests	2	1	100.0	0		4	1

Net profit	21	19	10.5	20	5.0	68	72	(5.6)

Efficiency ratio	78.9%	76.8%		77.4%		79.8%	79.6%

	31 Dec 03	30 Sep 03	% change	31 Dec 03	31 Dec 02	% change

Staff (fte)	2,124	2,119	0.2	2,124	2,175	(2.3)
(in billions of euros)
Total assets	0.9	0.8	12.5	0.9	0.9
Risk-weighted assets	0.7	0.6	16.7	0.7	0.7

The performance of BU Asset Management has improved significantly in the second half of 2003, following a strong recovery of global financial markets. Assets under Management (AuM) have also grown due to the inflow of net new money. The operating result for 2003 has however been negatively impacted by the depreciation of the US dollar against the euro since the start of the year, as US dollar denominated AuM account for approximately one-third of total AuM. Total revenues decreased by 6.2% to EUR 496 mln primarily as result of lower commission income. Lower net asset values in the first half of 2003 and the shift from equity to lower margin fixed income and cash products contributed to this decrease. Operating expenses decreased by 5.9% to EUR 396 mln due to favourable currency movements and strict cost control. Consequently, the operating result decreased by 7.4% to EUR 100 mln. Adjusted for currency movements, the operating result increased to EUR 113 mln, a 4.6% improvement compared to 2002.

Compared to the third quarter, revenues increased by 13.6% to EUR 142 mln. This was the result of an increase in commissions due to higher performance fees and improved market conditions in general.

Operating expenses increased by 16.7% to EUR 112 mln compared to the previous quarter. This development was driven by the alignment of performance based compensation with the improved result in the fourth quarter and expenses of a seasonal nature. Relative to the third quarter, the operating result increased slightly to EUR 30 mln.

Excluding the impact of currency variations, AuM as of 31 December 2003 increased by 2.6% to EUR 160 bn compared to the level of AuM at the end of the third quarter. However, due to the depreciation of the US dollar in the fourth quarter, AuM remained flat at EUR 156 bn. The asset mix changed slightly: 48% in equities, 41% in fixed income and 11% in cash and other. The composition of mandates remained relatively stable with 53% Institutional Clients, 7% Private Clients and 40% Funds.

In 2003, the BU Asset Management initiated partnerships with local partners in Greece, Turkey and China to capitalise on their local knowledge and/or distribution capabilities. This reflects our strategy, which is primarily based on organic growth and partnerships while at the same time capitalising on the synergies within the group. The expected growth in investment management services is a major opportunity for our franchise. We aim to take advantage of this trend and we expect, assuming no major deterioration of global financial markets, to continue the positive momentum from the second half of 2003 into 2004.

CORPORATE CENTRE
(in millions of euros)			quarterly				year

	Q4 2003	Q3 2003	% change	Q4 2002	% change	2003	2002	% change

Net interest revenue	61	164	(62.8)	(8)		343	243	41.2
Net commissions	0	(2)		0		(6)	(1)
Results from financial transactions	101	79	27.8	62	62.9	333	117	184.6
Other revenue	4	35	(88.6)	5	(20.0)	46	27	70.4

Total revenue	166	276	(39.9)	59	181.4	716	386	85.5
Operating expenses	(60)	53		(51)	17.6	22	(73)

Operating result	226	223	1.3	110	105.5	694	459	51.2
Provisioning for loan losses	0	40		15		39	41	(4.9)
Value adj. to financial fixed assets	4	1		0		12	36	(66.7)

Operating profit before taxes	222	182	22.0	95	133.7	643	382	68.3
Taxes	66	56	17.9	39	69.2	191	123	55.3

Profit after taxes	156	126	23.8	56	178.6	452	259	74.5
Minority interests	62	51	21.6	41	51.2	215	173	24.3

Net profit	94	75	25.3	15		237	86	175.6

	31 Dec 03	30 Sep 03	% change			31 Dec 03	31 Dec 02	% change

Staff (fte)	1,556	1,496	4.0			1,556	573	171.6
(in billions of euros)
Total assets	60.0	54.6	9.9			60.0	60.5	(0.8)
Risk-weighted assets	2.9	2.3	26.1			2.9	2.0	45.0

In 2003, revenues increased by 85.5% to EUR 716 mln. Results from financial transactions increased by EUR 216 mln due to the result of the US dollar profit hedge. In addition, net interest revenue increased by EUR 100 mln as result of favourable ALM income. Operating expenses increased from a negative EUR 73 mln to EUR 22 mln due to the release of a provision for the European American Bank in 2002 and the additional profit sharing accrued in the third quarter of 2003. Consequently, the operating result improved 51.2% to EUR 694 mln. Net profit amounted to EUR 237 mln compared to EUR 86 mln in 2002.

In the fourth quarter, revenues decreased by 39.9% to EUR 166 mln. This was primarily caused by a decrease in net interest revenue of EUR 103 mln due to lower ALM income, partly offset by improved results of the US dollar hedge.

Relative to the third quarter, operating expenses decreased from EUR 53 mln to a negative EUR 60 mln, mainly due to lower staff costs. This can be explained by additional profit sharing in the previous quarter and the release of overaccruals of social security premiums.

As a consequence, the operating result remained almost flat at EUR 226 mln quarter on quarter.

Net profit increased to EUR 94 mln in the fourth quarter compared to EUR 75 mln in the previous quarter. This was mainly due to lower provisioning, as the third quarter included a provision for sovereign risk on Argentina.

LEASEPLAN CORPORATION

Compared to 2002, revenues increased by 2.5% to EUR 813 mln, mainly driven by higher insurance income. Operating expenses increased by 2.4% to EUR 556 mln, primarily due to higher staff costs and depreciation charges.

The operating result increased by 2.8% to EUR 257 mln compared to the previous year. Loan loss provisioning decreased substantially in 2003 due to a strict risk management policy and a new debtors provisioning policy. Consequently, net profit increased by 6.7% to EUR 192 mln. This result was achieved despite the unfavourable development of mainly the US dollar and pound sterling versus the euro.

In the fourth quarter, revenues increased by 10.4% to EUR 222 mln compared to the preceding quarter. Higher insurance income and the positive seasonal impact of rebates and bonuses contributed to this development. Operating expenses increased by 9.6% to EUR 149 mln in the fourth quarter, which is primarily due to higher performance-based compensation, depreciation and professional fees. The operating result increased by 12.3% to EUR 73 mln. Net profit rose to EUR 64 mln, a 36.2% increase compared to the third quarter.

The contracted lease portfolio at the end of 2003 amounted to EUR 9.6 bn, and after adjustment for currency effects, represented a growth of 4.2% compared to last year.

DIVIDEND

Based on our 2003 results and our confidence in 2004, we have decided to increase the final dividend from EUR 0.45 to EUR 0.50. Therefore, it will be proposed at the general meeting of shareholders to declare a full year dividend of EUR 0.95 per ordinary share, of EUR 0.56 each, for 2003. The final dividend will be payable, at the shareholder's option, either wholly in ordinary shares chargeable to the share premium account or wholly in cash. The ratio of the value of the stock dividend to that of the cash dividend will be determined on Tuesday 18 May 2004, after the close of trading on Euronext Amsterdam Exchanges (“Euronext”), based on the volume weighted average price of all ABN AMRO shares traded on Euronext of the last three trading days. The value of the stock dividend will be virtually equal to that of the cash dividend. The new ordinary shares will qualify for dividends from 1 January 2004. The ordinary share will be quoted ex-dividend from Monday 3 May 2004. Shareholders can submit instructions stating whether they opt for dividend payment in cash or in stock from Monday 3 May 2004 to Monday 17 May 2004 inclusive. The 2003 final dividend will be payable as from Monday 24 May 2004.

It is to be noted that, in the long term, the intention is to adhere to the dividend pay-out ratio of 45 - 50% of net profit.

Appendix 1

Consolidated income statement 2003
(in millions of euros)

		quarterly			year

	Q4 2003	Q3 2003	% change	2003	2002	% change

Net interest revenue	2,515	2,559	(1.7)	9,723	9,845	(1.2)

Revenue from securities and part. interests	52	27	92.6	269	369	(27.1)

Payment services	306	311	(1.6)	1,237	1,348	(8.2)
Insurance	24	29	(17.2)	121	165	(26.7)
Securities	308	288	6.9	1,108	1,269	(12.7)
Asset management and trust funds	234	203	15.3	813	862	(5.7)
Guarantees	41	76	(46.1)	199	170	17.1
Leasing	41	44	(6.8)	175	185	(5.4)
Other	292	190	53.7	811	640	26.7

Net commissions	1,246	1,141	9.2	4,464	4,639	(3.8)

Securities	(81)	182		338	492	(31.3)
Foreign exchange dealing	256	179	43.0	671	679	(1.2)
Derivatives	239	25		553	388	42.5
Other	121	133	(9.0)	431	(82)

Results from financial transactions	535	519	3.1	1,993	1,477	34.9

Other revenue	513	581	(11.7)	2,344	1,950	20.2

Total revenue	4,861	4,827	0.7	18,793	18,280	2.8

Staff costs	1,888	1,773	6.5	7,080	7,407	(4.4)
Other administrative expenses	1,199	1,197	0.2	4,575	4,647	(1.5)
Depreciation	246	225	9.3	930	1,094	(15.0)

Operating expenses	3,333	3,195	4.3	12,585	13,148	(4.3)
Operating result	1,528	1,632	(6.4)	6,208	5,132	21.0
Provisioning for loan losses / FAR	323	303	6.6	1,274	1,695	(24.8)
Value adjustments to financial fixed assets	4	2	100.0	16	49	(67.3)

Operating profit before taxes	1,201	1,327	(9.5)	4,918	3,388	45.2
Taxes	264	435	(39.3)	1,503	973	54.5

Group profit after taxes	937	892	5.0	3,415	2,415	41.4
Minority interests	80	60	33.3	254	208	22.1

Net profit	857	832	3.0	3,161	2,207	43.2
Preference share dividend	10	12	(16.7)	45	46	(2.2)

Net profit, available to ordinary shareholders	847	820	3.3	3,116	2,161	44.2

Earnings per ordinary share of EUR 0.56	0.52	0.51	2.0	1.94	1.52	27.6
(in euros)(1)
Average exchange EUR/USD-rate	1.21	1.13	7.1	1.14	0.95	20.0

(1)2002, excluding special items and based on the average number of ordinary shares outstanding.

Appendix 2

Consolidated balance sheet as at 31 December 2003 before profit appropriation
(in millions of euros)

	31 Dec	31 Dec	% change
	2003	2002

Assets
Cash	12,734	9,455	34.7
Short-dated government paper	9,240	3,901	136.9
Banks	58,800	41,924	40.3

Loans to public sector	5,489	7,365	(25.5)
Loans to private sector	234,776	247,229	(5.0)
Professional securities transactions	56,578	56,309	0.5

Loans	296,843	310,903	(4.5)
Interest-earning securities	132,041	141,494	(6.7)
Shares	16,245	15,736	3.2
Participating interests	2,629	2,166	21.4
Property and equipment	7,204	6,982	3.2
Other assets	16,548	15,148	9.2
Prepayments and accrued income	8,153	8,309	(1.9)

	560,437	556,018	0.8

Liabilities
Banks	110,887	95,884	15.6

Saving accounts	73,238	74,249	(1.4)
Deposits and other customer accounts	168,111	165,034	1.9
Professional securities transactions	48,517	50,178	(3.3)

Total client accounts	289,866	289,461	0.1
Debt securities	71,688	71,209	0.7
Other liabilities	33,207	45,682	(27.3)
Accruals and deferred income	11,840	10,120	17.0
Provisions	11,146	13,238	(15.8)

	528,634	525,594	0.6
Fund for general banking risks	1,143	1,255	(8.9)
Subordinated liabilities	13,900	14,278	(2.6)

Shareholders' equity	13,047	11,081	17.7
Minority interests	3,713	3,810	(2.5)

Group equity	16,760	14,891	12.6

Group capital	31,803	30,424	4.5

	560,437	556,018	0.8

Contingent liabilities	42,838	44,176	(3.0)
Committed facilities	119,675	136,122	(12.1)

Exchange EUR/USD-rate	1.26	1.05	20.0

Appendix 3

Analysis of private sector loans by SBU
(in billions of euros)

	31 Dec	30 Sep	% change	31 Dec	% change
	2003	2003		2002

Consumer & Commercial Clients	168.1	173.9	(3.3)	172.5	(2.6)
Wholesale Clients	43.3	47.3	(8.5)	52.1	(16.9)
Private Clients	6.7	6.6	1.5	6.9	(2.9)
Corporate Centre	7.4	5.1	45.1	6.5	13.8
LeasePlan Corporation	9.3	9.1	2.2	9.2	1.1

Group	234.8	242.0	(3.0)	247.2	(5.0)

Staff
(fte)
	31 Dec	30 Sep	change	31 Dec	change
	2003	2003		2002

Consumer & Commercial Clients	77,799	71,382	6,417	71,340	6,459
Wholesale Clients	17,624	18,077	(453)	20,238	(2,614)
Private Clients	3,877	3,919	(42)	4,004	(127)
Asset Management	2,124	2,119	5	2,175	(51)
Corporate Centre	1,556	1,496	60	573	983
LeasePlan Corporation	7,221	7,195	26	7,227	(6)

Group	110,201	104,188	6,013	105,557	4,644

Share data
	31 Dec	30 Sep	% change	31 Dec	% change
	2003	2003		2002

Number of ordinary shares outstanding (in millions)	1,637.9	1,635.8	0.1	1,585.6	3.3
Net asset value per ordinary share (in euros)	7.47	7.05	6.0	6.47	15.5
Number of preference shares (in millions)	362.5	362.5		362.5
Number of (convertible) preference shares (in millions)	0.0	0.5		0.5

Changes in shareholders' equity
(in millions of euros)
	Cum. 2003	Cum. 2002

Shareholders' equity as at the beginning of January	11,081	12,098
Retained earnings	2,461	1,562
Exercised options and conversion	2	66
Goodwill	(425)	(201)
Impact change in accounting policy pension costs	0	(430)
Addition/Release to provision pension obligations	14	(374)
Revaluations and other movements	374	(35)
Change in treasury stock	6	17
Currency translation differences	(466)	(1,622)

Shareholders' equity as at the end of December	13,047	11,081

As from 2003, dividends are recognised in shareholders' equity until shareholders' approval of profit appropriation. The positive impact on shareholders' equity at 1 January 2003 amounted to EUR 300 mln. The comparitive figures have been adjusted accordingly.

Appendix 4a

Income statement BUs of Consumer & Commercial Clients
(in millions of euros)

	Netherlands

		quarterly				year
	Q4 2003	Q3 2003	% change	Q4 2002	2003	2002	% change

Net interest revenue	766	625	22.6	621	2,604	2,323	12.1
Net commissions	141	153	(7.8)	159	579	650	(10.9)
Results from financial transactions	6	3		8	24	26	(7.7)
Other revenue	(3)	9		26	137	109	25.7

Total revenue	910	790	15.2	814	3,344	3,108	7.6
Operating expenses	656	628	4.5	634	2,519	2,554	(1.4)

Operating result	254	162	56.8	180	825	554	48.9
Provisioning for loan losses	69	69		28	246	137	79.6
Value adj. to financial fixed assets	0	0		0	2	8	(75.0)

Operating profit before taxes	185	93	98.9	152	577	409	41.1
Taxes	63	30	110.0	52	159	135	17.8

Profit after taxes	122	63	93.7	100	418	274	52.6
Minority interests	1	0		0	3	1

Net profit	121	63	92.1	100	415	273	52.0

Efficiency ratio	72.1%	79.5%		77.9%	75.3%	82.2%

	31 Dec 03	30 Sep 03	% change		31 Dec 03	31 Dec 02	% change

Staff (fte)	21,417	21,779	(1.7)		21,417	23,156	(7.5)
Risk-weighted assets (in billions of euros)	52.6	52.4	0.4		52.6	54.2	(3.0)

	North America

		quarterly				year
	Q4 2003	Q3 2003	% change	Q4 2002	2003	2002	% change

Net interest revenue	556	617	(9.9)	618	2,377	2,616	(9.1)
Net commissions	146	153	(4.6)	152	603	711	(15.2)
Results from financial transactions	31	44	(29.5)	39	152	153	(0.7)
Other revenue	209	330	(36.7)	323	1,373	1,038	32.3

Total revenue	942	1,144	(17.7)	1,132	4,505	4,518	(0.3)
Operating expenses	570	593	(3.9)	594	2,258	2,307	(2.1)

Operating result	372	551	(32.5)	538	2,247	2,211	1.6
Provisioning for loan losses	68	75	(9.3)	139	306	477	(35.8)

Operating profit before taxes	304	476	(36.1)	399	1,941	1,734	11.9
Taxes	85	175	(51.4)	130	674	604	11.6

Profit after taxes	219	301	(27.2)	269	1,267	1,130	12.1
Minority interests	0	1		0	1	0

Net profit	219	300	(27.0)	269	1,266	1,130	12.0

Efficiency ratio	60.5%	51.8%		52.5%	50.1%	51.1%

	31 Dec 03	30 Sep 03	% change		31 Dec 03	31 Dec 02	% change

Staff (fte)	19,356	19,155	1.0		19,356	18,680	3.6
Risk-weighted assets (in billions of euros)	55.3	61.5	(10.1)		55.3	61.7	(10.4)

Appendix 4b

Income statement BUs of Consumer & Commercial Clients
(in millions of euros)

	Brazil

		quarterly				year
	Q4 2003	Q3 2003	% change	Q4 2002	2003	2002	% change

Net interest revenue	348	319	9.1	308	1,304	1,385	(5.8)
Net commissions	67	59	13.6	35	214	175	22.3
Results from financial transactions	11	30	(63.3)	(24)	44	30	46.7
Other revenue	37	39	(5.1)	27	132	146	(9.6)

Total revenue	463	447	3.6	346	1,694	1,736	(2.4)
Operating expenses	326	262	24.4	257	1,071	1,199	(10.7)

Operating result	137	185	(25.9)	89	623	537	16.0
Provisioning for loan losses	65	65		30	258	193	33.7

Operating profit before taxes	72	120	(40.0)	59	365	344	6.1
Taxes	0	34		18	147	(57)

Profit after taxes	72	86	(16.3)	41	218	401	(45.6)
Minority interests	8	1		(1)	12	10	20.0

Net profit	64	85	(24.7)	42	206	391	(47.3)

Efficiency ratio	70.4%	58.6%		74.3%	63.2%	69.1%

	31 Dec 03	30 Sep 03	% change		31 Dec 03	31 Dec 02	% change

Staff (fte)	28,160	21,985	28.1		28,160	21,954	28.3
Risk-weighted assets (in billions of euros)	7.8	6.4	21.9		7.8	6.0	30.0

	Rest of the World

		quarterly				year
	Q4 2003	Q3 2003	% change	Q4 2002	2003	2002	% change

Net interest revenue	152	141	7.8	131	547	529	3.4
Net commissions	34	42	(19.0)	33	136	122	11.5
Results from financial transactions	5	5		6	21	17	23.5
Other revenue	77	63	22.2	138	291	352	(17.3)

Total revenue	268	251	6.8	308	995	1,020	(2.5)
Operating expenses	189	153	23.5	183	622	650	(4.3)

Operating result	79	98	(19.4)	125	373	370	0.8
Provisioning for loan losses	12	(4)		12	7	74	(90.5)
Value adj. to financial fixed assets	0	0		0	1	0

Operating profit before taxes	67	102	(34.3)	113	365	296	23.3
Taxes	18	25	(28.0)	13	101	62	62.9

Profit after taxes	49	77	(36.4)	100	264	234	12.8
Minority interests	2	5	(60.0)	2	11	10	10.0

Net profit	47	72	(34.7)	98	253	224	12.9

Efficiency ratio	70.5%	61.0%		59.4%	62.5%	63.7%

	31 Dec 03	30 Sep 03	% change		31 Dec 03	31 Dec 02	% change

Staff (fte)	8,866	8,463	4.8		8,866	7,550	17.4
Risk-weighted assets (in billions of euros)	26.7	26.3	1.5		26.7	21.5	24.2

Appendix 5

Consolidated quarterly results 2003 / 2002
(in millions of euros)

	2003				2002

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net interest revenue	2,515	2,559	2,409	2,240	2,264	2,421	2,499	2,661
Revenue from sec. and part. interests	52	27	51	139	105	58	102	104
Net commissions	1,246	1,141	1,057	1,020	1,114	1,099	1,220	1,206
Results from financial transactions	535	519	493	446	425	347	384	321
Other revenue	513	581	578	672	581	398	519	452

Total revenue	4,861	4,827	4,588	4,517	4,489	4,323	4,724	4,744
Staff costs	1,888	1,773	1,645	1,774	1,712	1,688	1,876	2,131
Other administrative expenses	1,199	1,197	1,099	1,080	1,138	1,071	1,191	1,247
Depreciation	246	225	228	231	243	245	263	343

Operating expenses	3,333	3,195	2,972	3,085	3,093	3,004	3,330	3,721

Operating result	1,528	1,632	1,616	1,432	1,396	1,319	1,394	1,023
Provisioning for loan losses / FAR	323	303	305	343	384	338	583	390
Value adj. to financial fixed assets	4	2	0	10	3	23	38	(15)
Operating profit before taxes	1,201	1,327	1,311	1,079	1,009	958	773	648
Net profit	857	832	782	690	685	591	534	397
Net profit for ordinary shareholders	847	820	770	679	674	579	522	386

Avg. number of ordinary shares outst.	1,637.6	1,617.6	1,594.6	1,585.6	1,585.6	1,567.8	1,546.3	1,536.0
(in mln)
Avg. number of ordinary shares outst. [1]	1,610.2	1,599.4	1,590.1	1,585.6	1,559.3	1,550.3	1,541.2	1,536.0
(in mln)
Earnings per share [2]	0.52	0.51	0.48	0.43	0.43	0.37	0.34	0.38
Earnings per share diluted [2]	0.52	0.50	0.48	0.43	0.42	0.37	0.34	0.38
Average equity [3]	11,637	11,064	10,517	10,118	9,994	10,113	10,484	10,865
Average equity year to date [3]	10,926	10,666	10,352	10,118	10,454	10,494	10,573	10,865
Return on average equity [2,3]	29.1%	29.7%	29.3%	26.8%	27.0%	22.9%	19.9%	21.8%
Return on average equity year to date [2,3]	28.5%	28.4%	28.0%	26.8%	22.6%	21.5%	21.1%	21.8%
Efficiency ratio	68.6%	66.2%	64.8%	68.3%	68.9%	69.5%	70.5%	78.4%
Efficiency ratio year to date	67.0%	66.4%	66.5%	68.3%	70.1%	70.6%	71.0%	78.4%

	2003				2002

	31 Dec	30 Sep	30 Jun	31 Mar	31 Dec	30 Sep	30 Jun	31 Mar

BIS tier 1 ratio	8.15%	7.79%	7.63%	7.40%	7.48%	7.00%	7.15%	7.13%
BIS capital ratio	11.73%	11.42%	11.10%	11.03%	11.54%	10.87%	10.80%	10.95%
BIS capital base	26,254	26,366	25,351	25,684	26,493	27,404	27,058	29,629
Risk-weighted assets	223,776	230,900	228,432	232,963	229,572	252,143	250,541	270,700

1 Year to date.
2 Excluding special items and based on the average number of ordinary shares outstanding.
3 After profit appropriation.

Appendix 6a

Breakdown income statement fourth quarter 2003
(in millions of euros)

	C&CC	WCS	PC	AM	CC	LPC	Group

Net interest revenue	1,822	463	97	1	61	71	2,515
Net commissions	388	552	127	137	0	42	1,246
Results from financial transactions	53	372	7	2	101	0	535
Other revenue	320	104	26	2	4	109	565

Total revenue	2,583	1,491	257	142	166	222	4,861
Operating expenses	1,741	1,210	181	112	(60)	149	3,333

Operating result	842	281	76	30	226	73	1,528
Provisioning for loan losses	214	106	1	0	0	2	323
Value adjustments to financial fixed assets	0	0	0	0	4	0	4

Operating profit before taxes	628	175	75	30	222	71	1,201
Taxes	166	8	10	7	66	7	264

Group profit after taxes	462	167	65	23	156	64	937
Minority interests	11	4	1	2	62	0	80

Net profit	451	163	64	21	94	64	857

Efficiency ratio	67.4%	81.2%	70.4%	78.9%		67.1%	68.6%
Staff (fte)	77,799	17,624	3,877	2,124	1,556	7,221	110,201
(in billions of euros)
Total assets	222.7	249.9	16.1	0.9	60.0	10.8	560.4
Risk-weighted assets	142.4	61.6	6.0	0.7	2.9	10.2	223.8

Breakdown income statement third quarter 2003
(in millions of euros)
	C&CC	WCS	PC	AM	CC	LPC	Group

Net interest revenue	1,702	539	87	1	164	66	2,559
Net commissions	407	456	116	121	(2)	43	1,141
Results from financial transactions	82	344	12	2	79	0	519
Other revenue	441	21	18	1	35	92	608

Total revenue	2,632	1,360	233	125	276	201	4,827
Operating expenses	1,636	1,096	178	96	53	136	3,195

Operating result	996	264	55	29	223	65	1,632
Provisioning for loan losses	205	54	3	0	40	1	303
Value adjustments to financial fixed assets	0	2	0	(1)	1	0	2

Operating profit before taxes	791	208	52	30	182	64	1,327
Taxes	264	73	15	10	56	17	435

Group profit after taxes	527	135	37	20	126	47	892
Minority interests	7	1	0	1	51	0	60

Net profit	520	134	37	19	75	47	832

Efficiency ratio	62.2%	80.6%	76.4%	76.8%		67.7%	66.2%
Staff (fte)	71,382	18,077	3,919	2,119	1,496	7,195	104,188
(in billions of euros)
Total assets	229.2	289.9	15.7	0.8	54.6	10.6	600.8
Risk-weighted assets	146.6	65.0	6.4	0.6	2.3	10.0	230.9

Appendix 6b

Breakdown income statement fourth quarter 2002
(in millions of euros)

	C&CC	WCS	PC	AM	CC	LPC	Group

Net interest revenue	1,678	435	88	0	(8)	71	2,264
Net commissions	379	479	84	127	0	45	1,114
Results from financial transactions	29	324	12	(2)	62	0	425
Other revenue	514	32	31	8	5	96	686

Total revenue	2,600	1,270	215	133	59	212	4,489
Operating expenses	1,668	1,051	177	103	(51)	145	3,093

Operating result	932	219	38	30	110	67	1,396
Provisioning for loan losses	209	145	12	(1)	15	4	384
Value adjustments to financial fixed assets	0	2	0	1	0	0	3

Operating profit before taxes	723	72	26	30	95	63	1,009
Taxes	213	5	6	10	39	7	280

Operating profit after taxes	510	67	20	20	56	56	729
Minority interests	1	4	(2)	0	41	0	44

Net profit	509	63	22	20	15	56	685

Efficiency ratio	64.2%	82.8%	82.3%	77.4%		68.4%	68.9%
Staff (fte)	71,340	20,238	4,004	2,175	573	7,227	105,557
(in billions of euros)
Total assets	229.2	238.7	16.1	0.9	60.5	10.6	556.0
Risk-weighted assets	143.4	67.2	6.1	0.7	2.0	10.2	229.6

Breakdown income statement 2003
(in millions of euros)
	C&CC	WCS	PC	AM	CC	LPC	Group

Net interest revenue	6,832	1,906	367	4	343	271	9,723
Net commissions	1,532	1,826	457	480	(6)	175	4,464
Results from financial transactions	241	1,372	42	5	333	0	1,993
Other revenue	1,933	189	71	7	46	367	2,613

Total revenue	10,538	5,293	937	496	716	813	18,793
Operating expenses	6,470	4,389	752	396	22	556	12,585

Operating result	4,068	904	185	100	694	257	6,208
Provisioning for loan losses	817	399	9	0	39	10	1,274
Value adjustments to financial fixed assets	3	2	0	(1)	12	0	16

Operating profit before taxes	3,248	503	176	101	643	247	4,918
Taxes	1,081	108	39	29	191	55	1,503

Operating profit after taxes	2,167	395	137	72	452	192	3,415
Minority interests	27	8	0	4	215	0	254

Net profit	2,140	387	137	68	237	192	3,161

Efficiency ratio	61.4%	82.9%	80.3%	79.8%		68.4%	67.0%

Appendix 7

Income statement BUs of Consumer & Commercial Clients in local currency
(in USD 1 million)

	North America

		year
	2003	2002	% change

Net interest revenue	2,711	2,478	9.4
Net commissions	688	669	2.8
Results from financial transactions	173	145	19.3
Other revenue	1,549	996	55.5

Total revenue	5,121	4,288	19.4
Operating expenses	2,579	2,188	17.9

Operating result	2,542	2,100	21.0
Provisioning for loan losses	350	452	(22.6)

Operating profit before taxes	2,192	1,648	33.0
Taxes	759	574	32.2

Profit after taxes	1,433	1,074	33.4
Minority interests	1	0

Net profit	1,432	1,074	33.3

Efficiency ratio	50.4%	51.0%

	31 Dec 03	31 Dec 02	% change

Risk-weighted assets (in billions of USD)	69.7	64.7	7.7

	Brazil

(in BRL 1 million)		year
	2003	2002	% change

Net interest revenue	4,529	3,862	17.3
Net commissions	745	468	59.2
Results from financial transactions	149	27
Other revenue	460	403	14.1

Total revenue	5,883	4,760	23.6
Operating expenses	3,727	3,316	12.4

Operating result	2,156	1,444	49.3
Provisioning for loan losses	887	521	70.2

Operating profit before taxes	1,269	923	37.5
Taxes	496	(231)

Profit after taxes	773	1,154	(33.0)
Minority interests	45	26	73.1

Net profit	728	1,128	(35.5)

Efficiency ratio	63.4%	69.7%

	31 Dec 03	31 Dec 02	% change

Risk-weighted assets (in billions of BRL)	28.5	22.3	27.8

Appendix 8

Constant exchange rate and local currency performance

Throughout the above discussion, the financial results and performance compared to the prior period, both in euros and percentage terms, are given in euros. We may also, where deemed significant, explain variances in terms of “constant exchange rates” or “local currency”. Both “constant exchange rates” and “local currency” exclude the effect of currency translation differences and is a non-Dutch GAAP financial measure which, unlike actual growth, cannot be derived directly from the information in the financial statements. “Local currency” performance is measured for single currency volume differences. Management assesses, in part, the underlying performance of our individual businesses by separating foreign exchange translation effects throughout the profit and loss account so as to understand the underlying trend of the business performance. The adjustments relate in particular to the impact of fluctuations in exchange rates used in translating results reported by our business units in North America and Brazil in US dollars and Brazilian real into euros as well as the various currencies making up our Wholesale Clients Strategic Business Unit.

Management believes that the exclusion of these items provides a better understanding of the underlying operational performance of our businesses during such periods. Fluctuations in exchange rates are outside of the control or influence of management and may distort the underlying operating performance of our businesses during the periods under review. External stakeholders, such as business analysts, also use these measures.

However, we recognize that these measures should not be used in isolation and, accordingly, we begin with the comparable Dutch GAAP actual growth measures that reflect all the factors that affect our business in the reported performance sections of this release.

Calculation of constant exchange rate and local currency performance

We calculate the comparable constant exchange rate performance by multiplying the local currency volumes over the period to be compared with the average monthly exchange rates of the previous period being compared. For example, the volumes of the year ended 31 December 2003 are multiplied by the average monthly exchange rates of 2002 to compare with the results of the 2002 on a constant basis.

The local currency performance is simply the local volumes of a single currency compared with a previous period. For example, the US dollar volumes reported by our North American business unit of 2003 compared to 2002.

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

ITEM 2.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

Consolidated Ratio of Earnings to Fixed Charges Calculated under Dutch GAAP
	Year Ended December 31,

	2003	2002	2001	2000	1999	1998

	(unaudited)
		(in EUR millions except ratios)
Excluding Interest on Deposits(1)
Operating Profit before Taxes	4,918	3,388	4,428	3,825	4,250	2,898
Add: Fixed Charges	2,989	4,153	4,664	5,014	3,902	3,014

Earnings before Taxes and
Fixed Charges	7,907	7,541	9,092	8,839	8,152	5,912
Fixed Charges	2,989	4,153	4,664	5,014	3,902	3,014
Ratio of Earnings to Fixed
Charges	2.65	1.82	1.95	1.76	2.09	1.96

Including Interest on
Deposits(1)
Fixed Charges as above	2,989	4,153	4,664	5,014	3,902	3,014
Add: Interest on deposits	10,817	13,372	20,259	22,818	16,483	15,422

Total Fixed Charges and
Interest on deposits	13,806	17,525	24,923	27,832	20,385	18,436
Earnings before Taxes and
Fixed Charges	7,907	7,541	9,092	8,839	8,152	5,912
Add: Interest on deposits	10,817	13,372	20,259	22,818	16,483	15,422

Earnings before Taxes and
Fixed Charges and Interest
on deposits	18,724	20,913	29,351	31,657	24,635	21,334
Ratio of Earnings to Fixed
Charges	1.36	1.19	1.18	1.14	1.21	1.16

(1) Deposits include Banks and Total customer accounts.